Exhibit 1

For Immediate Release

BioLineRx to Present Data from the Successfully Completed
Phase IIb trial of BL-1020 at European Conference on
Schizophrenia Research

BL-1020 is currently undergoing Phase II/III CLARITY clinical study

Jerusalem, Israel, Sep. 27, 2011 – BioLineRx (NASDAQ: BLRX) (TASE: BLRX), a biopharmaceutical development company, today announced that data from the successfully completed Phase IIb EAGLE  study of BL-1020, a first in class GABA-enhanced antipsychotic for the treatment of schizophrenia, will be presented at the 3rd European Conference on Schizophrenia Research (ECSR) held in Berlin, Germany.

Dr. Amir Kalali, MD, Clinical Professor of Psychiatry at the University of California San Diego, will present the findings at the Novel Therapeutic Targets for Treating Schizophrenia symposium on Thursday, September 29, 2011 from 4:30 p.m. to 6:00 p.m. Central European Time.

The Phase IIb EAGLE trial data demonstrate that BL-1020 is effective at treating schizophrenia symptoms with a good safety profile. Moreover, BL-1020 was shown to significantly improve cognitive function in patients suffering from schizophrenia.

On June 28, 2011, BioLineRx announced the enrollment of the first patient in the Phase II/III CLARITY clinical trial of BL-1020.

About Phase IIb EAGLE trial
The Phase IIb EAGLE trial was conducted under a U.S. Food and Drug Administration Investigational New Drug (IND) at 40 sites in the U.S., Europe and India and included patients suffering from an acute exacerbation of schizophrenia. In this six-week study, 363 patients were randomized equally to treatment with a low or high dose of BL-1020, Risperidone (positive control) or placebo. The study was designed to compare BL-1020 with placebo on the primary efficacy measure, the Positive and Negative Symptom Scale (PANSS). Key secondary efficacy measures included the Clinical Global Impression of Severity (CGI-S) and the Clinical Global Impression of Change (CGI-C). Cognitive function measured by the Brief Assessment of Cognition in Schizophrenia (BACS) was an exploratory end point.

About BL-1020
BL-1020 is a novel, first-in-class, oral therapeutic for schizophrenia. Pre-clinical and clinical studies to date have shown that BL-1020 is effective at treating schizophrenia symptoms and has a good safety profile. These studies have shown that BL-1020 blocks activity of the neurotransmitter dopamine and enhances the activity of another neurotransmitter, GABA. These characteristics may contribute to the efficacy and safety of the drug. In addition, BL-1020 has been shown to improve cognitive function in schizophrenia patients. Many schizophrenia patients suffer from a significant decrease in cognitive function, which is an unmet medical need not addressed by current therapies.

About Schizophrenia
Schizophrenia is a chronic, severe mental disorder which affects approximately 1% of the population worldwide. It is characterized by hallucinations, delusions and disorganized thoughts. In addition, many schizophrenia patients suffer from cognitive impairment, which affects their ability to function and lead normal lives. The antipsychotic therapeutic market recorded sales of $13.6 billion in U.S. alone in 2008.

About BioLineRx
BioLineRx Ltd. is a publicly-traded biopharmaceutical development company. BioLineRx is dedicated to building a portfolio of products for unmet medical needs or with advantages over currently available therapies. BioLineRx’s current portfolio consists of five clinical stage candidates: BL-1020 for schizophrenia is in Phase II/III clinical trials; BL-1040 for treatment of patients following a myocardial infarction has completed a Phase I/II study and has been out-licensed to Ikaria Inc. for a total deal value of $282.5 million, in addition to sales royalties; BL-5010 for non-surgical removal of skin lesions has completed a Phase I/II study; BL-1021 for neuropathic pain is in Phase I trials; and BL-7040 for treating Inflammatory Bowel Disease (IBD) has completed Phase I. In addition, BioLineRx has nine products in various pre-clinical development stages for a variety of indications, including central nervous system diseases, oncology, infectious diseases, cardiovascular and autoimmune diseases.

BioLineRx’s business model is based on acquiring molecules mainly from biotechnological incubators and academic institutions. The Company performs feasibility assessment studies and development through pre-clinical and clinical stages, with partial funding from the Israeli Government’s Office of the Chief Scientist (OCS). The final stage includes partnering with medium and large pharmaceutical companies for advanced clinical development (Phase III) and commercialization. For more information on BioLineRx, please visit www.biolinerx.com.

Contacts:
Garth Russell / Todd Fromer
KCSA Strategic Communications
1 212-896-1250 / 1 212-896-1250
grussell@kcsa.com / tfromer@kcsa.com

Tsipi Haitovsky
Public Relations
+972-3-6240871
tsipih@netvision.net.il